                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 7

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       Lone Star Steakhouse & Saloon, Inc.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    542307103
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                 c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 5, 2006
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

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         This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 8, 2006, as amended by that Amendment No. 1 filed with the SEC on May 25, 2006, that Amendment No. 2 filed with the SEC on June 20, 2006, that Amendment No. 3 filed with the SEC on August 30, 2006, that Amendment No. 4 filed with the SEC on November 1, 2006, that Amendment No. 5 filed with the SEC on November 16, 2006 and that Amendment No. 6 filed with the SEC on November 17, 2006 (together, the "Statement") by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, par value $0.01 per share (the "Common
Stock"), of Lone Star Steakhouse & Saloon, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 224 East Douglas Avenue, Suite 700, Wichita, Kansas 67202.

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 of the Statement is hereby amended and supplemented as follows:

         On December 5, 2006, Barington Capital Group, L.P. ("BCG") and the Company entered into a confidentiality agreement (the "Confidentiality Agreement") which will permit BCG and its financial advisor to obtain certain confidential or non-public information concerning the Company in order to evaluate its position with respect to the $27.35 per share consideration being offered to stockholders of the Company by affiliates of Lone Star Funds. The execution and delivery of the Confidentiality Agreement has been consented to by the affiliates of Lone Star Funds that are party to the merger agreement entered into with the Company.


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                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 7, 2006

                                     BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                     By:  Barington Companies Investors, LLC,
                                          its general partner

                                     By: /s/ James A. Mitarotonda
                                        ------------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member


                                     BARINGTON INVESTMENTS, L.P.
                                     By: Barington Companies Advisors, LLC,
                                         its general partner

                                     By: /s/ James A. Mitarotonda
                                         -----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member


                                     BARINGTON COMPANIES ADVISORS, LLC


                                     By: /s/ James A. Mitarotonda
                                         -----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member


                                     BARINGTON COMPANIES INVESTORS, LLC


                                     By: /s/ James A. Mitarotonda
                                         -----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member


                                     BARINGTON COMPANIES OFFSHORE FUND, LTD.


                                     By: /s/ James A. Mitarotonda
                                         -----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: President
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                                     BENCHMARK OPPORTUNITAS FUND PLC
                                     By: Barington Offshore Advisors, LLC

                                     By: /s/ James A. Mitarotonda
                                         --------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Authorized Signatory


                                     BARINGTON OFFSHORE ADVISORS, LLC


                                     By: /s/ James A. Mitarotonda
                                         -----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Authorized Signatory


                                     BARINGTON CAPITAL GROUP, L.P.
                                     By:  LNA Capital Corp., its general
                                          partner

                                     By: /s/ James A. Mitarotonda
                                         -----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: President and CEO

                                     LNA CAPITAL CORP.


                                     By: /s/ James A. Mitarotonda
                                         -----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: President and CEO


                                     /s/ James A. Mitarotonda
                                     ---------------------------------------
                                     James A. Mitarotonda


                                     RJG CAPITAL PARTNERS, L.P.
                                     By: RJG Capital Management, LLC,
                                         its general partner

                                     By: /s/ Ronald J. Gross
                                         -----------------------------------
                                     Name:  Ronald J. Gross
                                     Title: Managing Member
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                                    RJG CAPITAL MANAGEMENT, LLC

                                    By: /s/ Ronald J. Gross
                                        ----------------------------------
                                    Name:  Ronald J. Gross
                                    Title: Managing Member

                                    /s/ Ronald J. Gross
                                    --------------------------------------
                                    Ronald J. Gross


                                    D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
                                    By: D.B. ZWIRN PARTNERS, LLC,
                                    its general partner
                                    By: ZWIRN HOLDINGS, LLC,
                                    its managing member


                                    By: /s/ Daniel B. Zwirn
                                        -----------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member


                                    D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.
                                    By: D.B. Zwirn & Co., L.P., its manager
                                    By: DBZ GP, LLC, its general partner
                                    By: Zwirn Holdings, LLC, its managing member


                                    By: /s/ Daniel B. Zwirn
                                        -----------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member


                                    D.B. ZWIRN & CO., L.P.
                                    By: DBZ GP, LLC, its general partner
                                    By: Zwirn Holdings, LLC, its managing
                                        member


                                    By: /s/ Daniel B. Zwirn
                                        -----------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member

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                                    DBZ GP, LLC
                                    By:  Zwirn Holdings, LLC, its managing
                                         member


                                    By: /s/ Daniel B. Zwirn
                                        -----------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member


                                    ZWIRN HOLDINGS, LLC


                                    By: /s/ Daniel B. Zwirn
                                        -----------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member


                                    /s/ Daniel B. Zwirn
                                    -------------------
                                    Daniel B. Zwirn